Exhibit (a)(4)

Larry Pierce	Mindy Mills
Media Relations	Investor Relations
(713) 369-9407	(713) 369-9490
www.kindermorgan.com

KINDER MORGAN, INC. GOING-PRIVATE TRANSACTION CLOSES

HOUSTON, May 30, 2007 — Kinder Morgan, Inc. (NYSE: KMI) today announced that the acquisition of KMI by investors including Chairman and CEO Richard D. Kinder has closed.  Additional investors in the going-private transaction include other senior members of KMI management, co-founder Bill Morgan, board members Fayez Sarofim and Mike Morgan, and affiliates of Goldman Sachs Capital Partners, American International Group, Inc. and certain affiliates (principally AIG Financial Products and AIG Highstar Capital), The Carlyle Group and Riverstone Holdings LLC.

Under the terms of the merger agreement, following the closing of the merger, KMI stockholders (other than Knight Holdco LLC, Knight Acquisition Co., subsidiaries of KMI, stockholders who have perfected their appraisal rights under Kansas law and stockholders defined in the KMI merger proxy statement as Rollover Investors) will receive $107.50 in cash, without interest, for each share of KMI common stock held.  This represents a premium of approximately 27 percent over $84.41, the closing price of KMI stock on Friday, May 26, 2006, the last trading day before the investor group made its proposal to take the company private.

In connection with the closing, trading of KMI’s common stock on the New York Stock Exchange will be suspended and KMI will take steps to delist the common stock from the exchange.

Stockholders who possess stock certificates will receive instructions and a letter of transmittal from Computershare, the paying agent, concerning how and where to forward their certificates for payment.  For shares held in “street name” by a broker, bank or other nominee, stockholders do not need to take any action to have shares converted into cash, as this will be done by the broker, bank or other nominee.

(more)

KMI — Going-Private Transaction	Page 2

Kinder Morgan, Inc. is one of the largest energy transportation, storage and distribution companies in North America.  It owns an interest in or operates approximately 41,000 miles of pipelines that transport primarily natural gas, crude oil, petroleum products and CO2, and more than 155 terminals which store, transfer and handle products like gasoline and coal.  KMI owns the general partner interest of Kinder Morgan Energy Partners, L.P. (NYSE: KMP), one of the largest publicly traded pipeline limited partnerships in the United States.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Those forward-looking statements include all statements other than those made with respect to historical fact.  Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements.  These factors include, but are not limited to, (1) the outcome of any legal proceedings that have been or may be instituted against KMI and/or others relating to the merger agreement, (2) the effect of the announcement of the merger on our customer relationships, operating results and business generally, (3) the risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger, (4) the impact of the substantial indebtedness incurred to finalize the consummation of the merger.  There may be other events in the future that KMI is not able to accurately predict or over which it has no control.  The risk factors listed in KMI’s Annual Report on Form 10-K for the year ended Dec. 31, 2006, filed with the SEC and subsequently filed Forms 10-Q and 8-K, provide examples of risks, uncertainties and events that may cause its actual results or matters relating to the merger to differ materially from the expectations described in forward-looking statements.  KMI undertakes no obligation, other than as required by applicable law, to update publicly any forward-looking statements in light of new information or future events.

# # #